EXHIBIT 4.5

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description of registered securities of AVEO Pharmaceuticals, Inc. (“us,” “our,” “we” or the “Company”) is intended as a summary only and therefore is not a complete description. This description is based upon, and is qualified by reference to, our restated certificate of incorporation, as amended, or our certificate of incorporation, our second amended and restated by-laws, or our by-laws, and applicable provisions of Delaware corporate law, or the DGCL. You should read our certificate of incorporation, certificate of amendment to our certificate of incorporation and by-laws, which are incorporated by reference as Exhibit 3.1, Exhibit 3.2 and Exhibit 3.3, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part, for the provisions that are important to you.

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Annual Meeting. Annual meetings of our stockholders are held on the date designated in accordance with our by-laws. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person or by proxy of the holders of record of a majority in voting power of our issued and outstanding shares entitled to vote at such meeting constitutes a quorum for the transaction of business at meetings of the stockholders. Special meetings of the stockholders, unless otherwise prescribed by statute or by our certificate of incorporation, may be called for any purpose or purposes, by the chairman of our board of directors, our board of directors, or our chief executive officer. Except as may be otherwise provided by applicable law, our certificate of incorporation or our by-laws, all elections, other than elections of directors, and all other questions shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of our stock which are present in person or by proxy and voting affirmatively or negatively on such matter. Except as may be provided by applicable law, our certificate of incorporation or our by-laws, each director shall be elected by the vote of the plurality of the votes cast by the stockholders entitled to vote with respect to that director’s election at any meeting for the election of directors at which a quorum is present.

Voting Rights. Each holder of common stock is entitled to one vote for each share held of record on all matters to be voted upon by stockholders.

Dividends. Subject to the rights, powers and preferences of any outstanding preferred stock, and except as provided by law or in our certificate of incorporation, dividends may be declared and paid or set aside for payment on the common stock out of legally available assets or funds when and as declared by the board of directors.

Liquidation, Dissolution and Winding Up. Subject to the rights, powers and preferences of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, our net assets will be distributed pro rata to the holders of our common stock.

Other Rights. Holders of the common stock have no right to:

•	convert the stock into any other security;
•	have the stock redeemed;
•	purchase additional stock; or
•	maintain their proportionate ownership interest.

The common stock does not have cumulative voting rights. Holders of shares of the common stock are not required to make additional capital contributions. Outstanding shares of common stock are non-assessable. Holders of shares of the common stock are not, and will not be, subject to any liability as stockholders.

Effects of Authorized but Unissued Stock

Authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Provisions of Our Certificate of Incorporation and By-laws and Delaware Law That May Have Anti-Takeover Effects

Board of Directors. We do not have a classified board of directors. All of our directors are elected annually. The number of directors comprising our board of directors is fixed from time to time by the board of directors.

Removal of Directors by Stockholders. Members of our board of directors may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at an election of directors.

Stockholder Nomination of Directors. Our by-laws provide that a stockholder must notify us in writing of any stockholder nomination of a director not earlier than the close of business on the 120th day, and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the case of the annual meeting of stockholders, if the date of the annual meeting is more than 20 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of (x) the 90th day prior to such annual meeting and (y) the 10th day following the day on which public announcement of the date of such annual meeting is first made by us. Our by-laws also provide that, subject to certain limitations, if a stockholder (or a qualified representative of the stockholder) does not appear at a meeting of stockholders to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by us.

No Action By Written Consent. Our certificate of incorporation and our by-laws provide that our stockholders may not act by written consent and may only act at duly called meetings of stockholders.

Delaware Business Combination Statute. Section 203 of the DGCL is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and
•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•

prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•

the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Super-Majority Voting. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in this paragraph.

Issuance of Preferred Stock. Our board of directors is authorized, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions of the shares of each series of preferred stock. The issuance of preferred stock could impede the completion of a merger, tender offer or other takeover attempt.